Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2024 and 2023

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

		As at
		September 30,	December 31,
	Notes	2024	2023
Assets
Cash		$30,450	$42,714
Restricted cash		529	712
Amounts receivable	4	13,142	25,598
Inventory	5	60,283	61,565
Assets held for sale	6	7,613	-
Prepaid expenses		4,661	6,534
Total Current Assets		116,678	137,123
Other intangible assets	7	2,466	6,153
Mine properties, plant and equipment	8	189,168	212,176
Vanadium assets		17,477	18,674
Deferred income tax asset	14(b)	17,909	7,495
Total Non-current Assets		227,020	244,498
Total Assets		$343,698	$381,621
Liabilities
Current portion of lease liability	6	$-	$600
Liabilities held for sale	6	1,106	-
Accounts payable and accrued liabilities	9	31,758	31,439
Deferred revenue		3,941	3,553
Debt	10	26,204	-
Current portion of provisions		6,956	6,863
Total Current Liabilities		69,965	42,455
Lease liability	6	-	925
Non-current accounts payable and accrued liabilities	9	618	724
Long term debt	10	67,500	75,000
Provisions		5,744	6,718
Total Non-current Liabilities		73,862	83,367
Total Liabilities		143,827	125,822
Equity
Issued capital	11	412,988	412,295
Equity reserves	12	11,720	12,200
Accumulated other comprehensive loss		(117,736)	(98,200)
Deficit		(113,584)	(77,643)
Equity attributable to owners of the Company		193,388	248,652
Non-controlling Interest		6,483	7,147
Total Equity		199,871	255,799
Total Liabilities and Equity		$343,698	$381,621
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2024	2023	2024	2023
Revenues	19	$29,906	$43,983	$100,652	$154,514
Expenses
Operating costs	20	(29,538)	(42,580)	(115,624)	(131,540)
Professional, consulting and management fees		(6,044)	(5,975)	(13,032)	(17,338)
Foreign exchange gain (loss)		1,086	(606)	(3,957)	(1,006)
Other general and administrative expenses		(1,992)	(3,125)	(7,272)	(9,731)
Share-based payments	12	(775)	(336)	(1,183)	593
Finance costs	20	(2,483)	(2,352)	(7,100)	(5,534)
Interest income		255	546	1,431	1,738
Technology start-up costs		(1,185)	(903)	(2,599)	(5,211)
Write-down of vanadium assets		(982)	(1,102)	(1,197)	(1,327)
Exploration and evaluation costs		(179)	(2,294)	(2,078)	(3,834)
		(41,837)	(58,727)	(152,611)	(173,190)
Net loss before tax		$(11,931)	$(14,744)	$(51,959)	$(18,676)
Income tax (expense) recovery	14(a)	(26)	(10)	2,842	(48)
Deferred income tax recovery (expense)	14(a)	1,871	2,870	11,542	(333)
Net loss		$(10,086)	$(11,884)	$(37,575)	$(19,057)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		2,711	(7,144)	(19,536)	7,960
Comprehensive loss		$(7,375)	$(19,028)	$(57,111)	$(11,097)
Net loss attributable to:
Owners of the Company		$(9,664)	$(11,397)	$(36,911)	$(18,398)
Non-controlling interests		$(422)	$(487)	$(664)	$(659)
		$(10,086)	$(11,884)	$(37,575)	$(19,057)
Comprehensive loss attributable to:
Owners of the Company		$(6,953)	$(18,541)	$(56,447)	$(10,438)
Non-controlling interests		$(422)	$(487)	$(664)	$(659)
		$(7,375)	$(19,028)	$(57,111)	$(11,097)
Basic loss per Common Share	13	$(0.16)	$(0.19)	$(0.59)	$(0.30)
Diluted loss per Common Share	13	$(0.16)	$(0.19)	$(0.59)	$(0.30)
Weighted Average Number of Shares
Outstanding (in 000's)
- Basic	13	64,111	64,050	64,081	64,034
- Diluted	13	64,111	64,050	64,081	64,034

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(1,073)	-	480	-	(593)
Exercise of restricted share units	45	645	(645)	-	-	-	-
Expiry of warrants	-	-	(78)	-	78	-	-
Expiry of stock options	-	-	(365)	-	365	-	-
Currency translation adjustment	-	-	-	7,960	-	-	7,960
Net loss for the period	-	-	-	-	(18,398)	(659)	(19,057)
Balance at September 30, 2023	64,051	$412,291	$11,977	$(104,205)	$(65,702)	$8,503	$262,864

Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	757	-	426	-	1,183
Exercise of restricted share units	60	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(19,536)	-	-	(19,536)
Net loss for the period	-	-	-	-	(36,911)	(664)	(37,575)
Balance at September 30, 2024	64,111	$412,988	$11,720	$(117,736)	$(113,584)	$6,483	$199,871

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2024	2023	2024	2023
Operating Activities
Net loss for the period		$(10,086)	$(11,884)	$(37,575)	$(19,057)
Depreciation		5,578	6,808	20,470	21,857
Share-based payments	12	775	336	1,183	(593)
Unrealized foreign exchange (gain) loss		(1,529)	341	4,062	605
Finance costs	20	2,483	2,352	7,100	5,534
Interest income		(255)	(546)	(1,431)	(1,738)
Derecognition of property, plant and equipment		973	-	1,092	-
Write-down of vanadium assets		982	1,102	1,197	1,327
Income tax expense (recovery)	14(a)	26	10	(2,842)	48
Deferred income tax (recovery) expense	14(a)	(1,871)	(2,870)	(11,542)	333
Income tax refund (paid)		-	(9)	2,914	(685)
Cash (Used) Provided Before Working Capital Items		(2,924)	(4,360)	(15,372)	7,631
Change in amounts receivable		3,161	(4,781)	11,468	(6,797)
Change in inventory		(9,369)	400	4,122	3,330
Change in prepaid expenses		1,736	2,284	1,434	8,365
Changes in accounts payable and provisions		1,720	(1,522)	1,373	1,062
Change in deferred revenue		387	321	388	1,761

Net Cash (Used in) Provided by Operating Activities		(5,289)	(7,658)	3,413	15,352
Financing Activities
Receipt of debt	10	18,704	15,000	28,431	40,000
Repayment of debt	10	(9,727)	(15,000)	(9,727)	(15,000)
Interest paid		(1,138)	(1,605)	(4,398)	(3,697)
Interest received		223	544	1,390	1,735
Lease payments		(152)	(147)	(448)	(433)
Change in restricted cash		183	-	183	(264)

Net Cash Provided by (Used in) Financing Activities		8,093	(1,208)	15,431	22,341
Investing Activities
Intangible assets		(172)	(120)	(172)	(314)
Mine properties, plant and equipment		(7,986)	(15,232)	(29,722)	(42,612)
Purchase of vanadium assets		-	-	-	(10,115)
Net Cash Used in Investing Activities		(8,158)	(15,352)	(29,894)	(53,041)
Effect of foreign exchange on cash		(7)	(190)	(1,214)	449
Net Change in Cash		(5,361)	(24,408)	(12,264)	(14,899)
Cash position - beginning of the period		35,811	63,980	42,714	54,471
Cash Position - end of the period		$30,450	$39,572	$30,450	$39,572

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and liquidity

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). Refer to note 6. While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 10%, which has a significant impact on the Company's forecasts. The Company has implemented changes to address underlying operating issues and has recently announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities at current vanadium prices. Based on the information currently available and prevailing market conditions, these measures are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company secured two short-term working capital debt facilities for R$50,000 ($9,235) and $1,799 (note 10) and two inventory financing facilities for up to $10,000 each (note 10). In October 2024, the Company signed binding documentation to supply 2,100 tonnes of V2O5 for consideration of approximately $23,500, with funds being received upon deliveries that will occur between October 17, 2024, and March 31, 2025 (note 21). The Company continues to actively pursue additional financing options to increase its liquidity and capital resources. In addition, the Company is committed to finalizing a transaction for the Company's clean energy business (note 6). There can be no assurance that the Company will be successful in achieving additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

If the Company does not achieve expected vanadium and ilmenite sales volumes and prices or does not continue to operate at expected levels, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the twelve-month period ending September 30, 2025 from continuing operations. These alternatives may impact future operating and financial performance.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 11, 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2023 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2023. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2024.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2023, with the exception of an additional accounting policy as included below.

Amendments to IAS 1, Presentation of Financial Statements, IAS 21, The Effects of Changes in Foreign Exchange Rates and IFRS 16, Leases, became effective on January 1, 2024 with no impact on the Company's unaudited condensed interim consolidated financial statements.

Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal ("FVLCD"). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-current assets are not depreciated once classified as held for sale and assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	September 30,	December 31,
	2024	2023
Trade receivables	$9,758	$19,080
Current taxes recoverable - Brazil	3,306	5,348
Current taxes recoverable - Other	50	1,142
Other receivables	28	28
Total	$13,142	$25,598

5) Inventory

	September 30,	December 31,
	2024	2023
Finished products - Vanadium	$46,503	$43,582
Finished products - Ilmenite	1,040	672
Work-in-process	710	1,802
Stockpiles	1,328	1,328
Warehouse materials	10,702	14,181
Total	$60,283	$61,565

During the three and nine months ended September 30, 2024, the Company recognized net realizable value write-downs of $166 and $11,380 for vanadium finished products (three and nine months ended September 30, 2023 - $961 and $1,644), net realizable value write-downs of $1,049 and $1,207 for ilmenite finished products (three and nine months ended September 30, 2023 - $17 and $17) and a net realizable value write-down reversal of $47 and a net realizable value write-down of $261 for warehouse materials (three and nine months ended September 30, 2023 - $nil and $nil).

6) Assets and liabilities held for sale

On March 12, 2024, the Company and Stryten Energy LLC ("Stryten") (together the "Parties") signed a non- binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's Largo Clean Energy ("LCE") business with Stryten's vanadium redox flow battery business. Discussions have advanced significantly during the six months ended September 30, 2024 following extensive due diligence and the Parties are committed to concluding the proposed transaction with LCE contributing certain assets, as set out below.

At June 30, 2024 and at September 30, 2024, the Company performed an assessment in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and concluded that at those dates, certain non- current assets and liabilities contained within the clean energy segment (refer to note 16) met the criteria to be classified as held for sale. This includes items of inventory, other intangible assets (intellectual property), mine properties, plant and equipment ("MPPE") and the lease liability related to the leased premises. Significant judgment was applied in considering the progress in finalizing the transaction agreements and the items pending resolution. It was concluded that at September 30, 2024, the proposed transaction was considered to be highly probable of being concluded within one year.

As part of this process, items of mine properties, plant and equipment with a net book value of $1,092 were derecognized and recognized in technology start-up costs. Upon classification of certain assets as held for sale, these assets were remeasured to the lower of their carrying amount and FVLCD, with no impairment charges required to be recognized.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The liabilities held for sale balance of $1,106 relates to the total lease liability (current and non-current).

	Intellectual	Inventory and
	Property	MPPE	Total
Assets
Balance at December 31, 2022	$-	$-	$-
Balance at December 31, 2023	$-	$-	$-
Classified as held for sale	2,838	4,775	7,613
Balance at September 30, 2024	$2,838	$4,775	$7,613

7) Other intangible assets

At September 30, 2024, the remaining estimated useful life of capitalized software costs was 3.25 years (December 31, 2023 - 4 years).

	Intellectual
	Property	Software		Total
Cost
Balance at December 31, 2022	$4,366	$4,041	$	$8,407
Additions	-	166		166
Balance at December 31, 2023	$4,366	$4,207	$	$8,573
Classified as held for sale (note 6)	(4,366)	-		(4,366)
Balance at September 30, 2024	$-	$4,207	$	$4,207
Accumulated Depreciation
Balance at December 31, 2022	$873	$271	$	$1,144
Depreciation	437	839		1,276
Balance at December 31, 2023	$1,310	$1,110	$	$2,420
Depreciation	218	631		849
Classified as held for sale	(1,528)	-		(1,528)
Balance at September 30, 2024	$-	$1,741	$	$1,741
Net Book Value
At December 31, 2023	$3,056	$3,097	$	$6,153
At September 30, 2024	$-	$2,466	$	$2,466

8) Mine properties, plant and equipment

At September 30, 2024 and December 31, 2023, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	175	-	25,501	6,329	21,423	53,428
Credits received	(555)	-	-	-	-	(555)
Disposals	(370)	-	-	(2,326)	-	(2,696)
Reclassifications	-	-	-	41,902	(41,902)	-
Effects of changes in foreign exchange rates	51	25	7,138	13,853	2,826	23,893
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	11,087	7,019	11,603	29,710
Disposals	(8)	-	-	-	-	(8)
Classified as held for sale	(4,885)	-	-	(4,049)	-	(8,934)
Write-down	(9)	-	-	(1,630)	-	(1,639)
Reclassifications	-	-	-	3,457	(3,457)	-
Effects of changes in foreign exchange rates	(59)	(39)	(13,185)	(26,776)	(1,417)	(41,476)
Balance at September 30, 2024	$729	$307	$136,996	$218,082	$18,500	$374,614
Accumulated Depreciation
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	1,324	13	8,473	18,801	-	28,611
Disposals	(370)	-	-	(2,326)	-	(2,696)
Effects of changes in foreign exchange rates	(74)	20	2,515	8,755	-	11,216
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	429	9	11,653	13,308	-	25,399
Disposals	(8)	-	-	-	-	(8)
Classified as held for sale	(2,360)	-	-	(1,859)	-	(4,219)
Write-down	(5)	-	-	(542)	-	(547)
Effects of changes in foreign exchange rates	(35)	(33)	(4,895)	(15,001)	-	(19,964)
Balance at September 30, 2024	$476	$274	$56,492	$128,204	$-	$185,446
Net Book Value
At December 31, 2023	$3,234	$48	$89,360	$107,763	$11,771	$212,176
At September 30, 2024	$253	$33	$80,504	$89,878	$18,500	$189,168

Of the additions noted above, $28,133 related to the Mine Properties segment (year ended December 31, 2023 − $47,519) and $34 related to Largo Clean Energy (year ended December 31, 2023 − $85).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	September 30,	December 31,
	2024	2023
Accounts payable	$22,324	$25,314
Accrued liabilities	7,248	4,531
Accrued financial costs	2,304	1,543
Other taxes	500	775
Total	$32,376	$32,163

Current	$31,758	$31,439
Non-current	618	724
Total	$32,376	$32,163

10) Debt

			September 30,	December 31,
			2024	2023
Total debt			$93,704	$75,000

		Cash flows
	December 31,			September 30,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$28,431	$(9,727)	$93,704
Total liabilities from financing activities	$75,000	$28,431	$(9,727)	$93,704

		Cash flows
	December 31,			December 31,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$70,000	$(35,000)	$75,000

Credit facilities

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility are repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In September 2024, the Company received $1,799 from this facility.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

At September 30, 2024, the total outstanding balance on the two inventory financing facilities was $7,727.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Nine months ended		Year ended
	September 30, 2024		December 31, 2023
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,051	$412,295	64,006	$411,646
Exercise of restricted share units (note 12)	60	693	45	649
Balance, end of the period	64,111	$412,988	64,051	$412,295

12) Equity reserves

During the three and nine months ended September 30, 2024, the Company recognized a share-based payment expense related to the grant, vesting and forfeiture of stock options and RSUs of $775 and $1,183 (three and nine months ended September 30, 2023 - $336 and expense recovery of $593) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise			Total
	Number	Value	Number	price	Value	Number		price	Value	value
December 31, 2022	200	$1,440	1,008	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Granted[1]	230	891	424	6.60	901	-		-	-	1,792
Exercised	(63)	(649)	-	-	-	-		-	-	(649)
Expired	-	-	(29)	(24.00)	(365)	-		-	-	(365)
Forfeited	(150)	(852)	(513)	(11.26)	(1,786)	(14)		-	(78)	(2,716)
December 31, 2023	217	$830	890	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	321	1,618	2.51	1,209	-		-	-	1,530
Exercised	(82)	(693)	-	-	-	-		-	-	(693)
Expired	-	-	(32)	(30.40)	(544)	-		-	-	(544)
Forfeited	(44)	(183)	(165)	(8.88)	(590)	-		-	-	(773)
September 30, 2024	91	$275	2,311	4.59	$4,724	328	C$	13.00	$6,721	$11,720

1. Value includes amounts relating to all outstanding grants.

a) RSUs

During the year ended December 31, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

b) Stock options

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 2.51 - 5.00	1,618	689	4.8	C$ 2.51	C$ 2.51
5.01 - 10.00	519	366	2.6	6.76	6.76
15.01 - 19.52	174	157	2.0	17.38	17.38
	2,311	1,212		C$ 4.59

The remaining weighted average contractual life of options outstanding at September 30, 2024 was 4.1 years (December 31, 2023 - 3.1 years).

During the nine months ended September 30, 2024, the Company granted 1,618 (year ended December 31, 2023 - 424) stock options with a weighted average exercise price of C$2.51. The options vest over time, with one-third of a grant of 1,066 vesting during each of the three month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

The estimated weighted average grant date fair value for these grants was C$1.46 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 3.46% and 3.02%, expected life in years - 5, expected volatility - 66.7% and 66.9%, expected dividends - 0% and expected forfeiture rate - 0%.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

c) Warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
328	328	12/07/20	12/08/25	C$ 13.00	88%	5.00	0%	0%
328	328			C$ 13.00

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,730 for the three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 - 1,501).

14) Taxes

a) Tax recovery (expense)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Income tax (expense) recovery	$(26)	$(10)	$2,842	$(48)
Deferred income tax recovery
(expense)	1,871	2,870	$11,542	(333)
Total	$1,845	$2,860	14,384	$(381)

b) Changes in deferred tax assets and liabilities

	September 30,	December 31,
	2024	2023
Deferred income tax asset	$17,909	$7,495
Net deferred income tax asset	$17,909	$7,495

	Nine months
	ended	Year ended
	September 30,	December 31,
	2024	2023
Net deferred income tax asset, beginning of the period	$7,495	$4,596
Deferred income tax recovery	11,542	2,786
Effect of foreign exchange	(1,128)	113
Net deferred income tax asset, end of the period	$17,909	$7,495

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Short-term benefits	$590	$519	$1,646	$1,979
Share-based payments	841	170	1,033	450
Termination benefits	762	-	1,446	-
Total	$2,193	$689	$4,125	$2,429

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Three months ended September 30, 2024
Revenues	$23,784	$34,917	$30,517	$-	$-	$(59,312)		$29,906

Operating costs	(23,664)	(38,913)	(29,249)	-	-	62,288		(29,538)
Professional, consulting and management fees	(1,203)	(463)	(1,763)	(2,574)	(41)	-		(6,044)
Foreign exchange gain	4	1,038	23	(1)	22	-		1,086
Other general and administrative expenses	(50)	(509)	(542)	(668)	(46)	(177	) [1]	(1,992)
Share-based payments	-	-	(775)	-	-	-		(775)
Finance costs	(244)	(2,181)	16	(8)	(19)	(47	) [1]	(2,483)
Interest income	32	50	173	-	-	-		255
Technology start-up costs	-	-	-	(1,185)	-	-		(1,185)
Write-down of vanadium assets	-	-	-	-	(982)	-		(982)
Exploration and evaluation costs	-	(177)	-	-	-	(2	) [2]	(179)
	(25,125)	(41,155)	(32,117)	(4,436)	(1,066)	62,062		(41,837)
Net income (loss) before tax	(1,341)	(6,238)	(1,600)	(4,436)	(1,066)	2,750		(11,931)
Income tax expense	(26)	-	-	-	-	-		(26)
Deferred income tax recovery (expense)	1	2,256	(386)	-	-	-		1,871
Net income (loss)	$(1,366)	$(3,982)	$(1,986)	$(4,436)	$(1,066)	$2,750		$(10,086)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Largo	Inter-
						segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Revenues (after inter-segment eliminations)	$23,784	$6,093	$29	$-	$-	$-	$29,906
At September 30, 2024
Total non-current assets	$10	$183,922	$19,039	$66	$18,311	$5,672	$227,020
Total assets	$52,932	$257,616	$41,527	$9,087	$19,259	$(36,723)[3]	$343,698
Total liabilities	$27,338	$124,671	$30,081	$6,275	$359	$(44,897)[4]	$143,827

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $42,420 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,693 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $45,020 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $122 and E&E properties total liabilities of $1.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended September 30, 2023
Revenues	$38,343	$32,223	$27,686	$-	$-	$(54,269)	$43,983
Operating costs	(33,415)	(34,762)	(26,770)	-	-	52,367	(42,580)
Professional, consulting and management fees	(416)	(747)	(2,032)	(2,540)	(230)	(10) [1]	(5,975)
Foreign exchange loss	(36)	(337)	(222)	(9)	(2)	-	(606)
Other general and administrative expenses	(222)	(836)	(754)	(1,129)	(34)	(150) [1]	(3,125)
Share-based payments	-	-	(336)	-	-	-	(336)
Finance costs	(5)	(2,291)	(3)	(12)	(26)	(15) [1]	(2,352)
Interest income	2	89	455	-	-	-	546
Technology start-up costs	-	-	-	(904)	-	1	(903)
Write-down of vanadium assets	-	-	-	-	(1,102)	-	(1,102)
Exploration and evaluation costs	-	(2,207)	-	-	-	(87) [2]	(2,294)
	(34,092)	(41,091)	(29,662)	(4,594)	(1,394)	52,106	(58,727)
Net income (loss) before tax	4,251	(8,868)	(1,976)	(4,594)	(1,394)	(2,163)	(14,744)
Income tax expense	(10)	-	-	-	-	-	(10)
Deferred income tax recovery (expense)	551	2,664	(345)	-	-	-	2,870
Net income (loss)	$4,792	$(6,204)	$(2,321)	$(4,594)	$(1,394)	$(2,163)	$(11,884)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Revenues (after inter-segment eliminations)	$37,734	$5,525	$724	$-	$-	$-	$43,983
At December 31, 2023
Total non-current assets	$696	$189,651	$20,903	$8,895	$19,508	$4,845	$244,498
Total assets	$55,443	$291,410	$77,683	$13,203	$21,221	$(77,339)[3]	$381,621
Total liabilities	$33,513	$115,072	$56,347	$5,689	$383	$(85,182)[4]	$125,822

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(82,231) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,890 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(85,301) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $119.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Nine months ended September 30, 2024
Revenues	$81,562	$84,128	$69,260	$-	$-	$(134,298)		$100,652
Operating costs	(75,729)	(106,858)	(66,812)	-	-	133,775		(115,624)
Professional, consulting and management fees	(1,759)	(1,401)	(5,017)	(4,505)	(348)	(2	) [1]	(13,032)
Foreign exchange loss	(39)	(3,895)	(2)	(18)	(3)	-		(3,957)
Other general and administrative expenses	(365)	(2,066)	(1,760)	(2,445)	(136)	(500	) [1]	(7,272)
Share-based payments	-	-	(1,183)	-	-	-		(1,183)
Finance costs	(262)	(6,727)	77	(32)	(62)	(94	) [1]	(7,100)
Interest income	48	745	625	-	13	-		1,431
Technology start-up costs	-	-	-	(2,599)	-	-		(2,599)
Write-down of vanadium assets	-	-	-	-	(1,197)	-		(1,197)
Exploration and evaluation costs	-	(2,072)	-	-	-	(6	) [2]	(2,078)
	(78,106)	(122,274)	(74,072)	(9,599)	(1,733)	133,173		(152,611)
Net income (loss) before tax	3,456	(38,146)	(4,812)	(9,599)	(1,733)	(1,125)		(51,959)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Income tax recovery (expense)	(72)	2,914	-	-	-	-	2,842
Deferred income tax recovery (expense)	1	12,285	(744)	-	-	-	11,542
Net income (loss)	$3,385	$(22,947)	$(5,556)	$(9,599)	$(1,733)	$(1,125)	$(37,575)
Revenues (after inter-segment eliminations)	81,562	18,461	629	-	-	-	100,652

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Nine months ended September 30, 2023
Revenues	$132,587	$114,745	$102,194	$-	$-	$(195,012)	$154,514
Operating costs	(132,148)	(105,903)	(98,918)	-	-	205,429	(131,540)
Professional,
consulting and
management fees	(1,318)	(2,215)	(5,716)	(7,386)	(693)	(10)	(17,338)
Foreign exchange gain
(loss)	27	(538)	(516)	(31)	52	-	(1,006)
Other general and
administrative						(428) [1]
expenses	(847)	(1,809)	(2,850)	(3,814)	17		(9,731)
Share-based payments	-	-	593	-	-	-	593
Finance costs	(24)	(5,350)	(10)	(44)	(88)	(18) [1]	(5,534)
Interest income	4	747	987	-	-	-	1,738
Technology start-up
costs	-	-	-	(5,211)	-	-	(5,211)
Write-down of
vanadium assets	-	-	-	-	(1,327)	-	(1,327)
Exploration and						(765) [2]
evaluation costs	-	(3,069)	-	-	-		(3,834)
	(134,306)	(118,137)	(106,430)	(16,486)	(2,039)	204,208	(173,190)
Net income (loss) before
tax	(1,719)	(3,392)	(4,236)	(16,486)	(2,039)	9,196	(18,676)
Income tax expense	(48)	-	-	-	-	-	(48)
Deferred income tax
(expense) recovery	631	(67)	(897)	-	-	-	(333)
Net income (loss)	$(1,136)	$(3,459)	$(5,133)	$(16,486)	$(2,039)	$9,196	$(19,057)
Revenues
(after inter-segment
eliminations)	$130,312	$21,574	$2,628	$-	$-	$-	$154,514

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

17) Commitments and contingencies

At September 30, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,806 and all payable within one year. These contracts also require that additional payments of up to approximately $2,539 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 they produce in 2024, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $124, including $67 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2024 of $4,125.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At September 30, 2024, the Company recognized a provision of R$33,502 ($6,149) in the current portion of provisions (December 31, 2023 - $6,012). The Company is awaiting a further ruling from a higher court in Brazil regarding interest and other payment terms. At September 30, 2024, the Company recognized a total provision of $6,796 for legal proceedings (December 31, 2023 - $6,447), including a provision of $647 (December 31, 2023 - $435) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

18) Financial instruments

Financial assets and financial liabilities at September 30, 2024 and December 31, 2023 were as follows:

	September 30,	December 31,
	2024	2023
Cash	$30,450	$42,714
Restricted cash	529	712
Trade and other receivables	9,786	19,108
Accounts payable and accrued liabilities (including non-current)	32,376	32,163
Total debt	93,704	75,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, were secured at interest rates consistent with the rates seen at September 30, 2024, and without any debt issuance costs and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2023. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $9,758, $2,777 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At September 30, 2024, no amounts are past due and in the nine months ended September 30, 2024, the Company has not experienced any credit losses. At September 30, 2024, the loss allowance for trade receivables was determined to be $nil (December 31, 2023 - $nil). There have been no write offs of trade receivables.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2024 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 9)	$31,758	$-	$618	$-
Debt (note 10)	22,454	3,750	67,500	-
Purchase commitments	5,062	937	44	12
Total	$59,274	$4,687	$68,162	$12

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $30,450 (December 31, 2023 - $42,714). Refer to note 17 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At September 30, 2024, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At September 30, 2024, the Company's outstanding debt is 90% denominated in U.S. dollars and 10% denominated in Brazilian reals (December 31, 2023 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2024, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at September 30, 2024 by approximately $79. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $577 and would affect the value of Brazilian real debt balances by approximately $437.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19) Revenues

In the three and nine months ended September 30, 2024, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Total revenues with this customer was $12,360 (included in the Sales & trading segment) in the nine months ended September 30, 2024.

The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who each represented more than 10% of FeV revenues.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In the three and nine months ended September 30, 2023, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $40,857 (included in the Sales & trading segment) and $20,814 (included across both the Sales & trading and Mine properties segments) in the nine months ended September 30, 2023.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
V2O5 revenues
Produced products	$12,884	$25,268	$47,175	$90,352
Purchased products	-	2,066	988	7,531
	12,884	27,334	48,163	97,883
V2O3 revenues
Produced products	$958	$3,734	$7,896	$7,575
Purchased products	-	-	-	1,155
	958	3,734	7,896	8,730
FeV revenues
Produced products	$11,519	$11,750	$34,678	$46,408
Purchased products	1,814	1,058	4,766	1,386
	13,333	12,808	39,444	47,794
Vanadium sales from contracts with customers	$27,175	$43,876	$95,503	$154,407
Ilmenite sales from contracts with customers	2,731	-	5,149	-
Iron ore sales from contracts with customers	-	107	-	107
	$29,906	$43,983	$100,652	$154,514

20) Expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Operating costs:
Direct mine and production costs	$11,643	$24,366	$56,655	$77,761
Conversion costs	1,982	1,413	6,023	5,551
Product acquisition costs	1,537	5,449	4,897	13,380
Royalties	1,935	2,024	5,422	6,919
Distribution costs	2,275	2,202	5,817	6,174
Inventory write-down (note 5)	1,168	978	12,848	1,661
Depreciation and amortization	5,338	6,003	18,811	19,456
Ilmenite costs	3,579	-	4,668	-
Iron ore costs	81	145	483	638
	$29,538	$42,580	$115,624	$131,540

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	21

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Finance costs:
Interest expense and fees	$2,394	$2,271	$6,830	$5,296
Interest on lease liabilities	9	13	29	41
Accretion	80	68	241	197
	$2,483	$2,352	$7,100	$5,534

21) Subsequent events

In October 2024, the Company signed binding documentation to supply 2,100 tonnes of V2O5 for consideration of approximately $23,500. The Company expects to deliver the material in staggered shipments between October 17, 2024, and March 31, 2025, with funds being received upon each delivery. At the option of the buyer, who must elect the total volume no later than 90 calendar days prior to September 30, 2027, the Company is obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price not exceeding $7.00 per lb of V2O5, with delivery required by September 30, 2027.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024 and 2023	22